March 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 USA

Attention:  Tia L. Jenkins

Re:           Jet Metal Corp. (formerly “Crosshair Energy Corporation”)
Form 20-F for the Fiscal Year Ended April 30, 2013
Filed July 25, 2013
Response dated February 26, 2014
File No. 001-33439

Dear Ms. Jenkins:

Jet Metal Corp. (“Jet” or the “Company”) is responding to your letter dated March 13, 2014, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and the Company’s response are set forth below.

FORM 20-F FOR THE FISCAL YEAR ENDED APRIL 30, 2013

Consolidated Financial Statements

Statements of Operations and Comprehensive Loss

SEC COMMENT:

We note your response to the comment in our letter dated February 20, 2014.  We also note that on the face of your statements of operations and comprehensive loss you present your expenses according to their nature and elected to include separate subtotals of “Expenses” and “Other Items”.  We also note that the subtotal of “Expenses” includes items that appear to be related to your exploration and evaluation operations while the “Other Items” subtotal appears to include items that are related to non-operating activities, except for the line item captioned, “Impairment of exploration and evaluation assets”.  It appears that “Impairment of exploration and evaluation assets” is more closely related to the types of charges included in your subtotal of “Expenses”.  Please confirm that in future filings you will reclassify your line item captioned, “Impairment of exploration and evaluation assets” within the “Expenses” subtotal or tell us why no reclassification is necessary.  Refer to paragraphs 85 and 86 of IAS 1.

www.jetmetalcorp.com Email: info@jetmetalcorp.com JET: TSX-V JETMF: OTCQB	Head Office 1140 W. Pender Street, Suite 1240 Vancouver, BC, Canada V6E 4G1	Phone: 604-681-8030 Toll Free: 1-866-683-8030 Facsimile: 604-681-8039

JET RESPONSE:

We confirm that in future filings losses related to the impairment of exploration and evaluation assets will be included in the subtotal of expenses and not presented as an other item.

The Company welcomes the opportunity to discuss its responses further and clarify any open questions you may have at your convenience.  If you wish to discuss this or previous responses of the Company, please contact Kate-Lynn Genzel, Chief Financial Officer at (604) 681-8030 ext. 298. If the amendments proposed in our letter dated February 18, 2014, our letter dated February 26, 2014 and our response above are acceptable, please advise and we will attend to filing the amended Form 20-F for the year ended April 30, 2013.

Yours very truly,

JET METAL CORP

“Jim Crawford”

Jim Crawford
Chief Executive Officer and President

cc:           Jet Metal Corp.
Attn:           Kate-Lynn Genzel, CFO
Sheila Paine, Corporate Secretary

King & Bay West Management Corp.
Attn:           Elizabeth Dylke, Vice President, Legal